UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549



                                FORM 12b-25


                         NOTIFICATION OF LATE FILING


                                                  SEC FILE NO.: 000-17591

                                                  CUSIP NO.:    055939 10 2



(Check One):
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR


                     For Period Ended: June 30, 1997

                     [ ] Transition Report on Form 10-K
                     [ ] Transition Report on Form 20-F
                     [ ] Transition Report on Form 11-K
                     [ ] Transition Report on Form 10-Q
                     [ ] Transition Report on Form N-SAR

                     For the Transition Period Ended:


   ------------------------------------------------------------------------
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
   ------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Full Name of Registrant:      BNN Corporation

Address of
Principal Executive Office:   345 Park Avenue South
                              New York, New York 10010


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


     | (a) The reasons described in reasonable detail in Part III of this
     |     form could not be eliminated without unreasonable effort or
     |     expense;
[X]  | (b) The subject annual report, semi-annual report, transition report
     |     on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
     |     will be filed on or before the fifteenth calendar day following
     |     the prescribed due date; or the subject quarterly report or
     |     transition report on Form 10-Q, or portion thereof will be filed on
     |     or before the fifth calendar day following the prescribed due date;
     |     and
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.



PART III - NARRATIVE

    The information necessary to complete the quarterly report could not be obtained on a timely basis.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
                      Michael D. DiGiovanna (212) 878-1768

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                         [X] Yes             [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes             [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           For the six months ended June 30, 1996 Registrant had a net loss of approximately ($850,000). Registrant anticipates that it will have net income of approximately $452,000 for the six month period ended June 30, 1997.
 ------------------------------------------------------------------------------

                                 BNN Corporation
                  -------------------------------------------
                  (Name of Registrant as Specified in Charter)


 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date: August 14, 1997             By: /s/ Bernard Bushkin
                                       Bernard Bushkin
                                       Chief Financial Officer